[redacted]

06051101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 2 1 2006 SEC PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 32099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lawson Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 East Camelback Road
(No. and Street)

Phoenix (City) AZ (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lona Nanna (602) 381-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merlin Schumann & Company, P.C.
(Name – *if individual, state last, first, middle name*)

2505 West Beryl Avenue Suite #300 (Address) Phoenix (City) AZ (State) 85021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Lawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lawson Financial Corporation, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public State of Arizona
Maricopa County
Cheryl A Lawrence
My Commission Expires
10/18/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

November 15, 2006

<u>Independent Auditors' Report</u>

The Board of Directors
Lawson Financial Corporation

We have audited the accompanying statement of financial condition of Lawson Financial Corporation, an Arizona Corporation, as of September 30, 2006, and the related statements of income and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation at September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Merlin Schumann & Company, P.C.

Merlin Schumann & Company, P.C.
Phoenix, Arizona

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

LAWSON FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2006

ASSETS

Cash and cash equivalents	$	102,211
Cash segregated under federal and other regulation		10,430
Receivable from clearing organization		103,997
Commissions Receivable:		
-mutual funds		6,577
-limited partnerships		11,018
-insurance		212
Securities owned:		
-marketable		1,011,990
Employee receivables net of allowance for doubtful accounts of $1,059		77,124
Other receivables		47,204
Furniture, equipment and leasehold improvements net of accumulated depreciation of $301,985		52,615
Interest receivable		8,833
Prepaid expenses		7,080
Other assets		49,146
Total Assets	$	1,488,437

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable		238,210
Payable to related party		49,915
Accounts payable		45,999
Accrued expenses		24,917
Total Liabilities		359,041
Common stock, $.01 par value, authorized 100,000 shares, issued 86,000 shares, outstanding 51,000 shares		860
Additional paid-in capital		274,140
Retained earnings		1,046,400
Less 35,000 shares of treasury stock at cost		(192,004)
Total Stockholder's Equity		1,129,396
Total Liabilities and Stockholder's Equity	$	1,488,437

The accompanying notes are an integral part of the financial statements

LAWSON FINANCIAL CORPORATION
Statement of Income and Changes in Stockholder's Equity
For The Year Ended September 30, 2006

REVENUES		
Trading profits	$	1,770,861
Commissions		665,446
Income from private placement		342,525
Interest income		788,131
		3,566,963
EXPENSES		
Employee compensation and benefits		1,867,776
Occupancy and equipment costs		277,413
General and administrative		276,359
Interest		475,258
Advertising		186,869
Regulatory fees and expenses		118,671
Professional fees		114,268
Communications and data processing		104,219
Insurance		80,804
Postage		65,648
Seminars		36,788
Settlement		10,000
Depreciation		8,118
Miscellaneous		131,597
		3,753,788
Net income (loss)		(186,825)
Retained earnings, beginning of year		1,233,225
Retained earnings, end of year	$	1,046,400

The accompanying notes are an integral part of the financial statements

LAWSON FINANCIAL CORPORATION
Statement of Cash Flows
For The Year Ended September 30, 2006

Cash flows from operating activities:		
Net income (loss)	$	(186,825)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		8,118
Increase (decrease) in cash resulting from changes in:		
Receivable from clearing organization		(103,997)
Commissions receivable		18,703
Securities owned, marketable		441,489
Securities owned, not readily marketable		340
Employee receivable		44,238
Other receivables		12,181
Interest receivable		7,691
Prepaid expenses		434
Other assets		(28,215)
Payable to clearing organization		(294,220)
Commissions payable		29,758
Accounts payable, accrued expenses, and other liabilities		(241,494)
Related party payable		19,915
Net cash used in operating activities		(271,884)
Cash flows from investing activities:		
Purchase of furniture and equipment		(12,380)
Net decrease in cash and cash equivalents		(284,264)
Cash and cash equivalents, beginning of year		396,905
Cash and cash equivalents, end of year	$	112,641
Supplemental cash flow information:		
Cash paid for interest	$	475,258

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2006

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Lawson Financial Corporation (the Company) is a self-clearing securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. However, the Company conducts most security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2006, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

Cash equivalents at September 30, 2006 consisted of:

Cash	$ 102,211
Cash segregated under federal and other regulations	10,430
	$ 112,641

c. Securities Transactions

Securities transactions of the Company and commission income and expenses related to customer transactions are recorded on a trade date basis.

d. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

1. Summary of Significant Accounting Policies, continued

e. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

f. Advertising

Advertising and promotion costs are expensed as incurred.

2. Cash Segregated Under Federal and Other Regulations

Cash of $10,430 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Securities Owned

The amortized cost and estimated market values of investment trading securities at September 30, 2006 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Municipal bonds	$ 822,014	6,196	1,222	826,988
Other securities	117,858	19,093	900	136,051
Corporate obligations	39,905	9,356	310	48,951
	$ 979,777	34,645	2,432	1,011,990

The net unrealized gain at September 30, 2006 is $32,213 and is recognized in the current statement of income.

3. Securities Owned, continued

The amortized cost and estimated market value of investment trading securities at September 30, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated Market value
Due in one to five years	$ 272,305	271,598
Due in five to fifteen years	251,467	253,786
Due in fifteen years to twenty years	227,794	229,827
Due in twenty years to thirty-five years	70,448	71,777
	822,014	826,988
Other Securities	117,858	136,051
Corporate Obligations	39,905	48,951
	$ 979,777	1,011,990

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $827,529, which was $577,529 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .43 to 1.

5. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2006, are as listed below:

Years ending September 30	
2007	$ 231,680
2008	221,701
2009	5,865
	$ 459,246

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2006 was $277,413.

6. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent for the year ended September 30, 2006, was $28,642, which is included in occupancy and equipment costs.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during the year ending September 30, 2006 was $120,526, which is included in occupancy and equipment costs.

The Company has recorded a $49,915 liability to a related party.

7. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals of up to 15% of annual compensation, or the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

SUPPLEMENTARY INFORMATION

Schedule I

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2006

Net Capital		
Total stockholder's equity		$ 1,129,396
Nonallowable assets		
Commissions receivable	2,850	
Employee receivables	77,124	
Other receivables	47,204	
Prepaid expenses	7,080	
Furniture, equipment and leasehold improvements	52,615	
Other assets	49,146	
Total deductions		236,019
Net capital before haircuts on securities positions		893,377
Haircuts		
State and municipal government obligations	40,304	
Other securities	20,366	
Corporate obligations	5,178	
Total haircuts		65,848
Net capital		$ 827,529
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 359,041
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 23,936
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of above)		$ 250,000
Excess net capital		$ 577,529
Excess net capital at 1000%		$ 791,625
Ratio: Aggregate indebtedness to net capital		.43 to 1

Schedule I, (continued)

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2006

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	776,213
Changes resulting from audit adjustments		
Increase in concession receivable		5,327
Increase in securities owned - marketable		20,509
Increase in haircut on securities owned - marketable		(3,035)
Increase in accounts payable		(10,000)
Decrease in related party payable		40,646
Increase in accrued commissions		(2,131)
Net capital per audit report	$	827,529

Schedule II

LAWSON FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements for Broker Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2006

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days	-
Total credit items	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver customers' securities not older than thirty calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Total debit items	-
Excess of total credits over total debits	$ -
Reserve Computation	
105% of total credits over total debits	$ -
Amount held on deposit in reserve bank accounts	$ 10,430

Note: The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2006 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the National Association of Security Dealers, Inc. on October 19, 2006, agrees with that shown above.

Schedule III

LAWSON FINANCIAL CORPORATION
Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2006

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2006 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified *under rule* 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Independent Auditors' Report on the Internal Control
Structure Required by SEC Rule 17a-5

Board of Directors
Lawson Financial Corporation

In planning and performing our audit of the statements and supplemental schedules of Lawson Financial Corporation (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Although the Company has the ability to conduct business as a self clearing-broker, for the year ended September 30, 2006 they were conducting business as an introducing broker-dealer. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Merlin Schumann & Company, P.C.

Merlin Schumann & Company, P.C.
Phoenix, Arizona
November 15, 2006

END